LiveWire WeFunder Round

From: **aaron@drinklivewire.com** Monday, May 23, 11:56 AM

To: **Aaron Polsky** | aaron@drinklivewire.com

Dear backers,

I'm reaching out as we've achieved an exciting milestone— we are launching in Walt Disney World on May 28! As a result, we've opened Florida with Breakthru, one of the largest distributors in the country.

I also have a personal relationship with MGM's beverage director and he has committed to bringing us in across the company's properties in NV.

To fund this expansion, we're launching an equity crowdfunding campaign.

An opportunity exists here to become our **lead investor**— as all of you carry significant clout in the finance and/or spirits industries, an endorsement is extremely influential to our prospective crowd investors.

If you'd like to be more deeply invested or become our lead, please ping me by 5/27!

Speak soon,

Aaron

Aaron Polsky

Founder

LiveWire

Los Angeles, CA

732.331.7577

e: aaron@drinklivewire.com

www.drinklivewire.com

LIVEWIRE
- COCKTAILS REMASTERED -

Forbes — "Seriously delicious."

New York Magazine— "Best canned cocktail."

Gotham — "Turns bartenders into rock stars."

Liquor.com — "Best RTD Old-Fashioned."

Vinepair — "The cocktails overwhelmingly deliver."

Punch — "Aaron Polsky's LiveWire lineup is impressive."

WSJ — "Dynamite."

Pay invoice online



Invest in LiveWire: Invest in the Top-Rated Ready-to-Drink Cocktail in the World

wefunder.com

Because this is a pre-launch for friends and family, I legally have to send this:

"Testing the waters legal disclosure.
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind."

Delivered

Can you vouch for John Doe?

John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

> *Quote goes here*

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